# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MITESCO, INC., CIK 0000802257
CUSIP: 60672T107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 505 Beachland Blvd., Suite 1-377, Vero Beach, Florida (FL), 32963
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001696942
Persons authorized to receive notices and communications: Dr. Jordan Balencic, 505 Beachland Blvd.,, Suite 1-377, Vero Beach, Florida (FL), 32963, 844-383-8689

## Reporting persons
- Jordan Balencic (CIK 0001696942): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,220,644; shared voting power 0; sole dispositive power 1,220,644; shared dispositive power 0; aggregate amount beneficially owned 1,220,644 (6.41% of the class)
  Comment: Consists of (i) 260,644 shares of Common Stock held directly by the Reporting Person, and (ii) 2,400 shares of the Issuer's Series X Preferred Stock held directly by the Reporting Person which entitle the holder to 400 votes per share on all matters submitted to a vote of the Issuer's common stockholders. As a result, the Reporting Person holds 1,220,644 votes representing 6.41 % of the votes on all matters submitted to a vote of the Issuer's common stockholders.
  
  Based on a total of 19,038,212 shares of capital stock outstanding as of March 31, 2025 as verified by the Issuer, consisting of (i) 11,157,012 shares of Common Stock which entitle the holders to one vote per share and (ii) 19,703 shares of Series X Preferred Stock which entitle the holders to 400 votes per share on all matters submitted to a vote of the holders of Common Stock or aggregate voting power of 7,881,200 shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MITESCO, INC.
Address of issuer's principal executive offices: 505 Beachland Blvd., Suite 1-377, Vero Beach, Florida (FL), 32963

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Jordan Balencic (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 505 Beachland Blvd., Suite 1377, Vero Beach, Florida 32963.
Present principal occupation or employment: The principal business of the Reporting Person is the provision of medical services. The Reporting Person is also a director of the Issuer since December 15, 2023.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Person has voting and dispositive power over 1,220,644 shares of Common Stock of the Issuer, which consists of (i) 260,644 shares of Common Stock held directly by the Reporting Person, and (ii) 2,400 shares of the Issuer's Series X Preferred Stock ("Series X Preferred Stock") held directly by the Reporting Person which entitle the holder to 400 votes per share on all matters submitted to a vote of the Issuer's common stockholders.

On January 1, 2024, the Issuer issued 2,400 shares of Series X Preferred Stock to the Reporting Person as compensation for director services rendered to the Issuer. Between January 1, 2024 and January 15, 2025, the Issuer issued to the Reporting Person a total of 7,190 shares of Common Stock for accrued dividends on the 2,400 shares of Series X Preferred Stock held by the Reporting Person.

On July 29, 2024, the Issuer issued 100,000 shares of Common Stock to the Reporting as compensation for non-director services rendered to the Issuer.

On November 12, 2024, the Issuer issued 150,000 shares of Common Stock to the Reporting Person as compensation for non-director services rendered to the Issuer.

During 2025 year to date there have been 3,454 shares of restricted common stock issued to the Reporting Person in consideration of dividend payments on the Series X Preferred shares held.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purposes of the Reporting Person's holdings are solely for investment purposes.

The Reporting Person intends to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments. The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. The Reporting Person may also dispose of some or all of the shares of Common Stock that the Reporting Person beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock at any given time and not to dispose of all or part of Common Stock the Reporting Person may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 was calculated based on 11,507,012 shares of Common Stock outstanding as of March 31, 2025.

As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,220,644 shares of Common Stock, including (i) 260,644 shares of Common Stock held directly by the Reporting Person, and (ii) 2,400 shares of Series X Preferred Stock held directly by the Reporting Person. Such shares constitute approximately 6.41% of the Common Stock. The Reporting Person may be deemed to have sole voting and sole dispositive power with respect to such shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 was calculated based on 11,507,012 shares of Common Stock outstanding as of March 31, 2025.

As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,220,644 shares of Common Stock, including (i) 260,644 shares of Common Stock held directly by the Reporting Person, and (ii) 2,400 shares of Series X Preferred Stock held directly by the Reporting Person. Such shares constitute approximately 6.41% of the Common Stock. The Reporting Person may be deemed to have sole voting and sole dispositive power with respect to such shares.
Transactions in the class effected during the past sixty days: None other than the transactions described in this Scheduled 13D.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- Jordan Balencic: /s/ Jordan Balencic, Jordan Balencic (04/29/2025)